UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

HORIZON LINES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        44044K101
(CUSIP Number)

Richard D. Holahan, Jr. Caspian Capital LP Caspian Credit Advisors, LLC 767 5th Avenue New York, NY 10153 (212) 826-6970
     (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue – 7th Floor
New York, NY 10022
(212) 446-2300

             December 5, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 44044K101                                              Page 2 of 7 Pages

1           Names of Reporting Persons

CASPIAN CAPITAL LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,338,399
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,338,399

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,338,399

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.01%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 44044K101                                              Page 3 of 7 Pages

1           Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,294,490
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,294,490

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,294,490

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[X]

13           Percent of Class Represented By Amount in Row (11)

3.33%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 44044K101                                              Page 4 of 7 Pages

Item 1.    Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Horizon Lines, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211.

Item 2.    Identity and Background.

This statement on Schedule 13D is filed on behalf of Caspian Capital LP, a Delaware limited partnership (“Caspian Capital”), and Caspian Credit Advisors, LLC, a Delaware limited liability company (“Caspian Credit” and together with Caspian Capital, collectively the “Reporting Persons”).  This statement relates to Shares held for the accounts of Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., and certain other funds for which Caspian Capital provides investment management or investment advice (the “Other Accounts” and together with Caspian Select Credit Master Fund, Ltd., and Caspian Solitude Master Fund, L.P., collectively the “Accounts”).  Caspian Capital serves as the investment advisor for the Accounts. Caspian Capital is controlled by Adam Cohen and David Corleto (collectively, the “Principals”). Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd. and Caspian Solitude Master Fund, L.P.  The principal business address of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons obtained 1,700,910 Shares (and the warrants described in Item 6 below) as a result of the conversion of $48,087,000.00 principal amount of 6.00% convertible bonds due April 15, 2017 pursuant to a restructuring transaction (the “Shares from Conversion”). The total purchase price for the 637,489 Shares (other than the Shares from Conversion) reported herein was $3,550,321.

Item 4.    Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are an attractive investment. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.  Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer's business, strategies and other matters related to the Issuer.  These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities.  The Reporting Persons may also explore increasing their ownership position in the Issuer, through open market purchases, an acquisition of Shares from other significant stockholders, or otherwise.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) – (b) Caspian Capital may be deemed to be the beneficial owner of 2,338,399 Shares, which represent approximately 6.01% of the Issuer’s outstanding Shares. The Shares beneficially owned by Caspian Capital consist of (1) 1,252,006 Shares held for the account of Caspian Select Credit Master Fund, Ltd., (2) 42,484 Shares held for the account of Caspian Solitude Master Fund, L.P., and (3) 1,043,909 Shares held for the account of the Other Accounts.  Caspian Capital may be deemed to have shared power to vote and shared power to dispose of 2,338,399 Shares.

(ii) Caspian Credit may be deemed to be the beneficial owner of 1,294,490 Shares, which represent approximately 3.33% of the Issuer’s outstanding Shares. The Shares beneficially owned by Caspian Credit consist of (1) 1,252,006 Shares held for the account of Caspian Select Credit Master Fund, Ltd., and (2) 42,484 Shares held for the account of Caspian Solitude Master Fund, L.P.  Caspian Credit may be deemed to have shared power to vote and shared power to dispose of 1,294,490 Shares.

The percentages in the immediately foregoing paragraphs of this Item 5 are calculated based on a total of 38,884,580 Shares outstanding as of October 23, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2013).

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The Principals of Caspian Capital and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts of Caspian Capital and Caspian Credit in accordance with their ownership interests in Caspian Capital and Caspian Credit.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Certain of the Accounts hold warrants to purchase shares of the Issuer.  Under the terms of the warrants, none of the Accounts is entitled to exercise the warrants without the authorization of the Issuer in its sole discretion in connection with the regulatory restrictions applicable to the Issuer.  As a result, the warrants have not been included in the beneficial ownership of the Reporting Persons in this Schedule 13D.  Accordingly, the Reporting Persons disclaim any beneficial ownership of the shares issuable upon exercise of the warrants.  The number of shares specified in such warrants is 216,442,999 with respect to Caspian Select Credit Master Fund, Ltd., 13,273,852 with

CUSIP No. 44044K101                                                                                   Page 5 of 7 Pages

respect to Caspian Solitude Master Fund, L.P., and 28,316,397 with respect to the Other Accounts.  The number of shares issuable upon exercise of the warrants is subject to usual and customary adjustments for stock splits, stock combinations and similar transactions.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of December 13, 2013, by and among Caspian Capital LP and Caspian Credit Advisors, LLC.

CUSIP No. 44044K101                                              Page 6 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: December 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP No. 44044K101                                                Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Horizon Lines, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: December 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory